UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to Rules 13d-1(b), (c) and (d) and

Amendments Thereto Filed

Pursuant to Rule 13d-2

(Amendment No.    )*

Melco Crown Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5974W 10 3
1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). Melco International Development Limited – Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 533,750,000 (Melco Leisure and Entertainment Group Limited may also be deemed to have sole voting power with respect to these shares)
	6.	Shared Voting Power 544,496,156 (including shares disclaimed, see Item 4 below)
	7.	Sole dispositive power 533,750,000 (Melco Leisure and Entertainment Group Limited may also be deemed to have sole dispositive power with respect to these shares)
	8.	Shared dispositive power 544,496,156 (including shares disclaimed, see Item 4 below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,496,156
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11.	Percent of Class Represented by Amount in Row (9) 34.1%
12.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. G5974W 10 3
1.	Names of reporting persons: I.R.S. Identification Nos. of above persons (entities only). Melco Leisure and Entertainment Group Limited – Not applicable
2.	Check the appropriate box if a member of a group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC use only
4.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 533,750,000 (Melco International Development Limited may also be deemed to have sole voting power with respect to these shares)
	6.	Shared voting power 544,496,156 (including shares disclaimed, see Item 4 below)
	7.	Sole dispositive power 533,750,000 (Melco International Development Limited may also be deemed to have sole dispositive power with respect to these shares)
	8.	Shared dispositive power 544,496,156 (including shares disclaimed, see Item 4 below)
9.	Aggregate amount beneficially owned by each reporting person 544,496,156
10.	Check if the aggregate amount in Row (9) excludes certain shares ☒
11.	Percent of class represented by amount in Row (9) 34.1%
12.	Type of reporting person CO

CUSIP No. G5974W 10 3
1.	Names of reporting persons: I.R.S. Identification Nos. of above persons (entities only). Melco Crown SPV Limited – Not applicable
2.	Check the appropriate box if a member of a group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 10,746,156 (representing shares jointly controlled by Melco Leisure and Entertainment Group Limited and Crown Asia Investments Pty. Ltd., see Item 4 below)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 10,746,156 (representing shares jointly controlled by Melco Leisure and Entertainment Group Limited and Crown Asia Investments Pty. Ltd., see Item 4 below)
9.	Aggregate amount beneficially owned by each reporting person 10,746,156
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.7%
12.	Type of reporting person CO

Item 1	(a)	Name of Issuer:

Melco Crown Entertainment Limited

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

36th Floor, The Centrium 60 Wyndham Street Central Hong Kong

Item 2	(a)	Name of Person Filing:

Melco International Development Limited (“Melco”) Melco Leisure and Entertainment Group Limited (“Melco Leisure”) Melco Crown SPV Limited (“SPV”)

Item 2	(b)	Address or Principal Business Office or, if None, Residence:

Melco International Development Limited 38th Floor, The Centrium 60 Wyndham Street Central Hong Kong

Melco Leisure and Entertainment Group Limited c/o 38th Floor, The Centrium 60 Wyndham Street Central Hong Kong

Melco Crown SPV Limited Walker House 87 Mary Street George Town Grand Cayman KY1-9002

Item 2	(c)	Citizenship:

Melco – Hong Kong

Melco Leisure – British Virgin Islands

SPV – Cayman Islands

Item 2	(d)	Title of Class of Securities:

Ordinary Shares (the “Ordinary Shares”)

Item 2	(e)	CUSIP Number:

The CUSIP number for the Ordinary Shares is G5974W 10 3. The CUSIP number for the Issuer’s American depositary shares, each representing three Ordinary Shares, is 585464 10 0.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:-

Not Applicable

Item 4.	Ownership.

The following sets forth the information with respect to the beneficial ownership of the Ordinary Shares by the Reporting Persons as of December 31, 2009.

Reporting Person	Amount Beneficially Owned	Percentage of Class (1)	Sole power to vote or direct the vote	Shared Power to Vote or to direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Melco	544,496,156	34.1%	533,750,000	544,496,156	*†	533,750,000	544,496,156	*†
Melco Leisure	544,496,156	34.1%	533,750,000	544,496,156	*†	533,750,000	544,496,156	*†
SPV	10,746,156	0.7%	0	10,746,156	†	0	10,746,156	†

(1)      Percent of class calculated based on 1,595,617,550 Ordinary Shares outstanding as of December 31, 2009. Melco Leisure is the record holder of 533,750,000 Ordinary Shares. Melco Leisure is a wholly owned subsidiary of Melco. Melco, through its ownership of Melco Leisure, may be deemed, for the purposes of Rule 13d-3 under the Act, to beneficially own all of the Ordinary Shares held by Melco Leisure. Melco is listed on the Main Board of the Hong Kong Stock Exchange.

*       On December 12, 2007, the Issuer, Melco Leisure, Melco, Crown Asia Investments Pty. Ltd. (formerly known as PBL Asia Investments Limited) (“Crown Asia”), a Cayman Islands company, and Crown Limited (“Crown”), an Australian company, entered into an amended and restated shareholders’ deed (the “Shareholders’ Deed”). See Exhibit 2 to this Schedule 13G. Pursuant to the Shareholders’ Deed, Melco Leisure and Melco, on the one hand, agreed with Crown Asia and Crown, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause Melco Leisure and Melco to be deemed to share voting and dispositive power over 533,750,000 Ordinary Shares beneficially owned by Crown Asia and Crown for the purposes of Rule 13d-3 under the Act. Each of Melco Leisure and Melco expressly disclaims beneficial ownership of any Ordinary Shares held by Crown Asia and Crown pursuant to Rule 13d-4 under the Act, and the filing of this statement shall in no way be construed as an admission that either Melco Leisure or Melco is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares.

†     Pursuant to the Shareholders’ Deed Relating to Melco Crown SPV Limited (“SPV Shareholders’ Deed”), which is dated as of July 30, 2007 and attached to this Schedule 13G as Exhibit 3, SPV, a special purpose vehicle, is owned 50% by Melco Leisure (a wholly owned subsidiary of Melco) and 50% by Crown Asia (a direct and wholly owned subsidiary of Crown Entertainment Group Holdings Proprietary Limited (“Crown Entertainment”), an Australian company, and an indirect and wholly owned subsidiary of Crown). The voting and dispositive power over 10,746,156 Ordinary Shares beneficially owned by SPV is jointly shared by Melco Leisure and Melco on the one hand, and Crown Asia, Crown Entertainment and Crown, on the other.

See also Item 8 below.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Pursuant to the Shareholders’ Deed, Melco Leisure and Melco, on the one hand, agreed with Crown Asia and Crown, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause the parties to be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. The existence of such group may cause either or both Melco Leisure and Melco to be deemed the beneficial owner of 533,750,000 Ordinary Shares beneficially owned by Crown Asia and Crown for the purposes of Rule 13d-5 under the Act. Each of Melco Leisure and Melco acknowledges the potential attribution of Ordinary Shares beneficially owned by Crown Asia and Crown but expressly disclaims beneficial ownership of any such Ordinary Shares, and the filing of this statement shall in no way be construed as an admission that either Melco Leisure or Melco is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares. Neither Crown Asia Investments Pty. Limited nor Crown Limited is a reporting person on this statement.

Because, pursuant to the SPV Shareholders’ Deed, the SPV is owned 50% by Melco Leisure (a direct and wholly owned subsidiary of Melco) and 50% by Crown Asia (a direct and wholly owned subsidiary of Crown Entertainment and an indirect and wholly owned subsidiary of Crown), SPV, Melco Leisure and Melco on the one hand, and SPV, Crown Asia, Crown Entertainment and Crown on the other, may be deemed to constitute a group within the meaning of Section 13(d)(3).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2010

For and on Behalf of
MELCO INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Chung, Yuk Man
Name:	Chung, Yuk Man
Title:	Director

For and on Behalf of
MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

By:	/s/ Chung, Yuk Man
Name:	Chung, Yuk Man
Title:	Director

For and on Behalf of
MELCO CROWN SPV LIMITED

By:	/s/ Chung, Yuk Man
Name:	Chung, Yuk Man
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement with respect to filing of Schedule 13G, dated as of February 28, 2010, between Melco International Development Limited and Melco Leisure and Entertainment Group Limited

2.**	Amended and Restated Shareholders’ Deed Relating to Melco PBL Entertainment (Macau) Limited

3.**	Shareholders’ Deed Relating to Melco PBL SPV Limited

**	Previously filed as Exhibit 1 to Reporting Persons’ Schedule 13G (File No. 005-82571).